September 12, 2014

VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Jan Woo

Re:	Marathon Patent Group, Inc. Registration Statement on Form S-1 Filed June 24, 2014 File No. 333-196994

Dear Ms. Woo:

Marathon Patent Group, Inc. (the “Company” or “Registrant”) hereby submits a response to comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in the Staff letter, dated July 21, 2014, addressed to the Company’s Chief Executive Officer, Doug Croxall, with respect to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on August 14, 2014, file number 333-196994 (“Registration Statement”).

As requested by the Staff, set forth below is the manner in which the Company will comply with the Staff’s comments. The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in the Staff’s letter.

Since the Company has become eligible to use the registration statement on Form S-3, it has moved the Registration Statement from Form S-1 to Form S-3, and therefore, is filing a Pre-Effective Amendment to Form S-1 on Form S-3 in connection with this letter.

Management

Term of Office, page 35

1.
We note your amended and restated bylaws filed with your Form 8-K on July 31, 2014. Please revise this section to reflect that the company now has a classified board of directors whose terms expire between 2015 and 2017. Additionally, please ensure that you incorporate by reference your amended and restated bylaws into your registration statement.

Response: We have included the disclosure on our classified board of directors under the Section entitled “Description of Capital Stock” and have incorporated by reference our amended and restated bylaws into the Registration Statement.

Notes to Unaudited Consolidated Financial Statements

Note 8—Subsequent Events

Completion of Acquisition, page F-51

2.
We note your response to prior comment 4. Your response does not sufficiently address how you determined acquisition significance pursuant to Rule 8-04 of Regulation S-X. Please tell us how you assessed whether the acquired businesses were significant based on a comparison of your investments in and advances to the acquired businesses to your total consolidated assets at the end of the most recently completed fiscal year. To the extent you conclude that the acquired businesses are significant, revise to include financial statements required pursuant to Rule 4-08(c) of Regulation S-X, as well as the pro forma financial information required pursuant to Rule 8-05 of Regulation S-X.

Response:

Summary

This transaction cited in Comment No. 2 is the purchase of three entities – Sarif Biomedical, LLC, Dynamic Advances, LLC and IP Liquidity Ventures, LLC (the “Entities”).  Sarif contained three patents and Dynamic Advances and IP Liquidity Ventures held only contract rights to patents.  Other than the trade names, no other assets were included in the purchase.

The Registrant first evaluated the purchases in the context of whether a business acquisition pursuant to Rule 3-05 and ASC 805 was present.  The Registrant determined that the acquisition was not a business as contemplated by Rule 3-05 and ASC 805 and therefore the tests to determine significance pursuant to Rule 8-04 of Regulation S-X did not require the inclusion of financial statements.

Background

The Registrant is engaged in activities related to patent assertion for the purpose of deriving revenue from litigation-based settlement of claims against infringers.  As such, the Registrant’s assets generally are patent claims that may be asserted against potential recoveries.  Because patent claims are brought by entities (the patent owners) and courts recognize the plaintiff entity as the damaged party, when the Registrant acquires a patent (or an interest therein), the Registrant generally will acquire the entity.  This avoids defects that can arise and lead to costly and disruptive motion practice and improper venue claims.  The Registrant does not believe that acquiring the entity is determinative of whether it has acquired any ongoing business under applicable Rules and interpretations for the following reasons:

Definition of a business

Rule 3-05(a)(2) refers to the definition of a business in Rule 11-01(d), which states, in part:

“The term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations. A presumption exists that a separate entity, a subsidiary, or a division is a business.”

There is a presumption in S-X 11-01(d) that a separate entity, subsidiary, or division is a business.

As noted above, a "business" for purposes of S-X 3-05, is identified by evaluating whether there is sufficient continuity of operations so that disclosure of prior financial information is material to an understanding of future operations. If sufficient continuity of operations exists, then presentation of historical financial statements is material to an understanding of future operations.

The SEC Staff's analysis of whether an acquisition constitutes the acquisition of a business, rather than of assets, focuses primarily on whether the nature of the revenue producing activity previously associated with the acquired assets will remain generally the same after the acquisition. In the absence of revenue producing activities, expense patterns are substituted, which is typical in development stage enterprises 1 that have not yet commenced revenue-producing activities (Rule 11-01(d)-2: Acquisition or Probable Acquisition of a Development Stage Enterprise or Cost Center). Accordingly, it may be appropriate to consider the consistency of expenditures and the nature of the revenue producing activity that is expected to occur after acquisition.

 1 Statement 7 [ASC 915] defines a development stage enterprise as one that:

Is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists:

a. Planned principal operations have not commenced.

b. Planned principal operations have commenced, but there has been no significant revenue therefrom.

As part of this analysis, the Registrant reviewed the purchase of the Entities with respect to the definition of a “business” in ASC 805-10-55-4 through ASC 805-10-55-9.  In short, a business consists of inputs, with processes applied to those inputs that have the ability to create outputs.

The three elements of a business are defined as follows:

(i) Input. Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. Examples include long-lived assets (including intangible assets or rights to use long-lived assets), intellectual property, the ability to obtain access to necessary materials or rights, and employees;

(ii) Process. Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. Examples include strategic management processes, operational processes, and resource management processes. These processes typically are documented, but an organized workforce having the necessary skills and experience following rules and conventions may provide the necessary processes that are capable of being applied to inputs to create outputs. Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs; and

(iii) Output. The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.

Analysis

The following are reasons for the Registrant’s decision to value the transaction as an asset purchase versus a business combination:

(i) Input. Intellectual property and contract rights to long-lived assets can qualify as Inputs, so the Entities may be considered by the Staff to meet this test.  However, no employees, founders, or customers entered into or are in the employ of the Registrant, and no new meaningful economic resource of the Entities would be deemed to have been received upon the acquisitions.

(ii) Process. At the time of acquisition, the Entities had minimal or no operations. While there was some external activity in support of some of the patent contract rights, there was no activity related to the patents and with respect to all Entities:

-	There were no unique process or production techniques;

-	There were no employees nor had there ever been any employees;

-	There were no designs, prototypes, schematics, outlines or any other manifestation of providing a good or service;

-	There was no real estate or other assets in support of the patent contract rights or patents;

-	The trade names were and remain of no value.

From the Registrant’s perspective, any “processes” at the time of acquisition were irrelevant to the operations of a patent assertion entity’s acquisition since new and expanded lawsuit and licensing activities were the planned purpose of the acquisition.  Given the commercial attributes of a process were fundamentally related to inchoate intellectual property, no processes of the acquired entities were important for the continuation by the Registrant, other than as relates to the post acquisition potential to make factual assertions in post-acquisition lawsuits of jurisdiction, venue and potential claims asserted in enforcement actions and licensing or commercialization expansion, principally intended to be reviewed and pursued post-acquisition by the Issuer.  Further, the Registrant believes any other tasks including the maintenance of corporate records, minute books, state domicile, and patent maintenance fees to be akin to administrative tasks such as are recognized as not constituting processes.  As noted above, ASC 805-10-55-4 through ASC 805-10-55-9 recognize that “Accounting, billing, payroll, and other administrative systems typically are not processes used to create outputs”.

(iii) Output. There was no output at the time of acquisition, nor had there ever been any output.

This leads the Registrant to the most salient point in its review.  ASC 805-10-55-7 (d), states that the acquirer “will be able to obtain access to customers that will purchase the outputs.”  While there are no customers in the monetization of patents or patent rights to purchase an output, more importantly, there has been no monetization or revenue earned from the patents underlying the contract rights and any activity around the monetization effort has yielded no results.  Since the underlying patents or contract rights have never yielded any revenue to the Entities or the patents or contract rights they hold and the highly speculative nature of the enforcement process is such that a patent could by voided by any number of methods, there is no certainty that the Entities will ever generate licenses or obtain licensees (which is the closest representation of a customer) or succeed in any lawsuit.  The Registrant identifies new defendants and licensees after the acquisition is completed and it is the post-acquisition analysis and patent management techniques of the Registrant (not the Entities) that is expected to yield results to the Registrant.

Finally, the Registrant provided the analysis to and discussed the treatment with its auditors, SingerLewak, and they agreed with management’s position.

Conclusion

Accordingly, given the tenuous nature of the processes related to the Entities and the failures under ASC 805-10-55-7(d) giving rise to a disqualifying treatment as a business combination, the above demonstrates that the Entities were not businesses and the treatment as asset acquisitions was appropriate.  As a result, the inclusion of pro forma financial statements is not necessary.

Exhibit 23.1

3.
We note your response to prior comment 5 and your revised consent which references the inclusion of the balance sheets. Please revise to indicate that the auditor's consent covers all of the financial statements presented in the filing including the balance sheets. Note that this comment also applies to your 10-K/A for the fiscal year ended December 31, 2013.

Response: We have included the revised consent to indicate that the auditor's consent covers all of the financial statements presented in the filing including the balance sheets and we have included the same in our 10-K/A filed today for the fiscal year ended December 31, 2013.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Harvey Kesner at (212) 930-9700.

Very truly yours,

Marathon Patent Group, Inc.

By:	/s/ Francis Knuettel II
Francis Knuettel II
Chief Financial Officer